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                             May 17, 2024

       Tiewei Song
       Chief Executive Officer
       BIMI Holdings Inc.
       9th Floor, Building 2
       Chongqing Corporation Avenue
       Yuzhong District, Chongqing,
       P. R. China, 400010

                                                        Re: BIMI Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Correspondence
dated May 8, 2024
                                                            File No. 001-34890

       Dear Tiewei Song:

              We have reviewed your May 8, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7,
       2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Regulation of Overseas Listing, page 19

   1. Please further revise your disclosure to affirmatively state whether the holding company and its subsidiaries
are covered by permissions requirements from the CSRC. Clarify whether you relied upon
an opinion of counsel in that determination, and if not, explain why. In this regard,
your proposed disclosure only speaks to your subsidiaries, and it does not explicitly state if
you have determined the regulations apply to the holding company and its subsidiaries or
not.
 Tiewei Song
BIMI Holdings Inc.
May 17, 2024
Page 2

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameTiewei Song
                                                           Division of
Corporation Finance
Comapany NameBIMI Holdings Inc.
                                                           Office of Trade &
Services
May 17, 2024 Page 2
cc:       Pang Zhang-Whitaker
FirstName LastName